December 12, 2024

Via EDGAR

Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.20549

Attn:    Ms. Shannon Davis
Mr. Michael Volley
Mr. Robert Arzonetti
Mr. Christian Windsor

Re:    Old National Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2023
Letter dated November 14, 2024
File No. 001-15817

Ladies and Gentlemen:

Set forth below is the response from Old National Bancorp (the “Company,” “we” or “our”) to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated November 14, 2024 (the “Comment Letter”), concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

For convenience of the Staff’s review, we have set forth below the comment of the Staff in the Comment Letter, with the Company’s response thereto immediately following. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Form 10-K for the Fiscal Year Ended December 31, 2023

Financial Condition
Loan Portfolio
Commercial and Commercial Real Estate Loans, page 50

1. We note your response to prior comment 2. Please confirm that in future filings you will provide additional disclosure to explain the circumstances which must be met in order to approve a commercial loan that exceeds the 80% LTV threshold. We note that you provide a discussion of the process for approving exceptions in your discussion of your process for approving consumer loans.

Response:

We respectfully acknowledge the Staff’s comment and will provide additional disclosures to explain the circumstances which must be met in order to approve a commercial loan that exceeds the 80% LTV threshold in our future filings with the Commission.

If you have further questions or require additional clarifying information, please contact Angela Putnam, Chief Accounting Officer, at (773) 765-7733, Michael Woods, Corporate Controller, at (812) 461-9067, or Mike Ebner, Senior Assistant General Counsel, at (773) 628-5474.

Sincerely,

/s/ John V. Moran IV
John V. Moran IV
Senior Executive Vice President and Chief Financial Officer

Cc:    James C. Ryan III, Chairman and Chief Executive Officer, Old National Bancorp
Nicholas J. Chulos, Executive Vice President, Chief Legal Officer, and Corporate Secretary, Old National Bancorp